The Boeing Company (BA)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278.

Important Information on Proposal No. 5:
Proposal topic that Won 44% Boeing Shareholder Support in 2020 – Written Consent

Since this 44% vote there has been an important development this makes a shareholder right to act by written consent all the more important. It is the almost universal abandonment of in-person shareholders meetings.

With online shareholder meetings there is no deliberation and no discussion. The format is a shareholder question and a management response. The management response can be totally unrelated to the shareholder question. Then management can quickly move on to another topic.  An online meeting can also use a professional screener to let in only softball questions.

And even if management restores in-person meetings for its annual meetings management can dictate that a special meeting be an online meeting.

Written consent can easily be structured so that all shareholders receive notice. Written consent is a super democratic process because if a shareholder is opposed to the topic of written consent the shareholder simply does nothing and it counts against the written consent campaign.

Written consent depends on broad support since 51% of all shares outstanding must approve. With a shareholder meeting approval may require only 35% support from the shares outstanding if many shareholders simply do not vote.

Please vote for Proposal 5
Proposal topic that Won 44% Boeing Shareholder Support in 2020 – Written Consent

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.